United States securities and exchange commission logo





                            June 29, 2022

       Michel Brousset
       Chief Executive Officer
       Waldencast Acquisition Corp.
       10 Bank Street, Suite 560
       White Plains, NY 10606

                                                        Re: Waldencast
Acquisition Corp.
                                                            Amendment No. 5 to
Registration Statement on Form F-4
                                                            Filed June 16, 2022
                                                            File No. 333-262692

       Dear Mr. Brousset:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-4 filed June 16,
2022

       Q: What will Obagi Shareholders and Milk Members receive in return for Waldencast's acquisition . . ., page xxiv

   1. We note your revised disclosures relating to the Conditional Consent. In your reference to the revised maximum
number of shares that may be redeemed without causing the
                                                        Minimum Cash Condition
to the closing of the Business Combination to be unsatisfied, here and elsewhere as
appropriate, please revise to clarify whether this amount could further change
depending on the amount of the Inventory Cash Value. Additionally, revise to provide investors
with some context regarding the amount of the Inventory Cash
                                                        Value.
 Michel Brousset
FirstName
WaldencastLastNameMichel
            Acquisition Corp.Brousset
Comapany
June       NameWaldencast Acquisition Corp.
     29, 2022
June 29,
Page 2 2022 Page 2
FirstName LastName
Exhibits

2. We acknowledge your revisions in response to prior comment 1. As previously noted in our comment 4 in our letter dated May 11, 2022, it is inappropriate for counsel to limit its opinion to certain documents. Accordingly, please ensure that foreign counsel revises the language in Section 1 of its opinion in Exhibit 5.3 to clarify that counsel has examined all documents that it has deemed necessary to render its opinion. In addition, please have counsel revise the reference in the last sentence of Exhibit 5.3 to the purchasers of Units, or advise.
General

3. We note that J.P. Morgan and Credit Suisse were underwriters for the initial public offering of the SPAC and that J.P. Morgan is also acting as exclusive financial advisor and lead capital markets advisor to Waldencast in connection with the business combination transactions. We also note that Lazard Fr res & Co. LLC acted as financial advisor to
         Obagi and Alliance Consumer Growth acted as financial advisor to Milk, and that there have been press reports of certain financial advisors ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether either you, Obagi, or Milk have received notice from any of these institutions about ceasing their involvement in your transaction in any way and how that may impact your deal or any deferred compensation owned to any of these institutions for the SPAC's initial public offering or the business combination transactions.
       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Dorrie Yale at 202-551-8776 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Max Mayer-Cesiano, Esq.